DATE: July 1st, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE July 1st, 2004 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF):

Cameron Belsher, a Director of Crew has on June 30th 2004 bought 15.000 shares in Crew at a price of CAD 1.15.

Mr. Belsher`s exposure totals 615.000 Crew shares including common shares and options.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewdev.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com